Exhibit 99.1

Golden Star Second Quarter Conference Call
Toronto, ON - July 21, 2014 - Golden Star will be releasing its second quarter 2014 results on 30 July 2014 after market close. The Company will conduct a conference call and webcast to discuss these results on 31 July 2014 at 2:00 pm EDT. Please note the Company initially indicated the call would take place at 10:00am EDT, however the time has since been changed.

The call can be accessed by telephone or by webcast as follows:
Participants - toll free: +1 888-455-2263
Participants - toll: +1 719-325-2495
Participant passcode (all numbers): 5172835
Webcast: www.gsr.com

Please call in at least five minutes prior to the conference call start time to ensure prompt access to the conference.

A recording of the conference call will be available until 31 August 2014 by dialing:
Toll free: +1 888-203-1112
Toll: +1 719-457-0820
Replay passcode: 5172835

The webcast will also be available after the call at www.gsr.com

Company Profile:

Golden Star Resources (NYSE MKT: GSS; TSX: GSC; GSE: GSR) (“Golden Star” or the “Company”) is an established gold mining company that holds a 90% interest in both the Bogoso and Wassa open-pit gold mines in Ghana. Golden Star also has a 90% interest in the Prestea Underground mine in Ghana. Golden Star has Mineral Reserves of 3.9 million ounces and 6.4 million ounces in Measured and Indicated Mineral Resources. In 2013, Golden Star sold 331,000 ounces of gold. The Company offers investors leveraged exposure to the gold price in a stable African mining jurisdiction with exploration and development upside potential.

For further information regarding Golden Star’s Mineral Reserves and Mineral Resources, see Golden Star’s Annual Information Form for the year ended December 31, 2013, available on SEDAR at www.sedar.com. For further information on the Company, please visit www.gsr.com or contact:

Angela Parr, Vice President Investor Relations and Corporate Affairs
416-583-3800
investor@gsr.com

Source: Golden Star Resources Ltd.

150 King Street West | Sun Life Financial Tower | Suite 1200| Toronto ON M5H 1J9